September 27, 2019

Paul Ainsworth
Chief Financial Officer
CONTINENTAL MATERIALS CORP
440 South LaSalle Street, Suite 3100
Chicago, Illinois 60605

       Re: CONTINENTAL MATERIALS CORP
           Form 8-K/A filed September 18, 2019
           File No. 001-03834

Dear Mr. Ainsworth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction